NEWS RELEASE


                   July 21, 1998

                   Katherine Taylor
                   Investor Relations Manager                           AMCORE
                   815-961-7164                                FINANCIAL, INC.



                AMCORE FINANCIAL, INC. REPORTS RECORD EARNINGS

     ROCKFORD - AMCORE Financial, Inc., a $4 billion regional financial services company, reported a 33 percent increase in net income from operations from the same period last year to $11.2 million for the second quarter ending June 30, 1998. The record earnings were the result of solid growth in core businesses and positive contributions from recent acquisitions.

     "We are very pleased with our earnings performance," said Robert J. Meuleman, president and chief executive officer. "This shows we are committed to enhancing shareholder value and are making progress in reaching our financial goals."

     HIGHLIGHTS
     ----------
     - The record earnings represent a 23 percent increase from the same period last year in diluted earnings per share from operations to $0.38.

     -  Return on equity was 14.21 percent for the second quarter, up from
13.09 percent in the second quarter of 1997.  Return on average assets was
1.11 percent, up 11 basis points from the same period last year.

     - Net interest income, on a fully taxable equivalent basis, rose nearly 14 percent to $33.7 million when compared to the same quarter last year and was the result of a 19 percent increase in average earning assets including $374 million in average loans.

     - Non-performing loans represented .92 percent of total loans, a decrease of five basis points from the same period last year. Asset quality remains strong with annualized net charge-offs representing 14 basis points of average loans.

     - Trust and asset management fees rose 55 percent or $2.1 million resulting from revenue contributions from the acquisition of Investors Management Group (IMG), Des Moines, Iowa, strong sales efforts and favorable investment performance.

     - Mortgage revenues increased 59 percent, or $948,000, due to a 133 percent increase in loan originations compared to the same quarter last year.

     - Operating expenses rose 12.6 percent over the same period last year, however, revenues increased 18.6 percent causing the efficiency ratio to improve to 58.7 percent.

     EARNINGS FROM OPERATIONS
     ------------------------
     Net income for the second quarter was $11.2 million, a 33 percent increase from $8.5 million in the second quarter of 1997, excluding merger and information system charges of $6.4 million. On a year-to-date basis, net income from operations was $20.6 million, an increase of 24 percent from the second quarter 1997. Earnings per share on a diluted basis were $0.38, an increase of 23 percent from $0.31 in the second quarter of 1997. On a year-to-date basis, earnings per share on a diluted basis were $0.72, up 18 percent from $0.61 a year ago.

     "Our two most recent acquisitions of Midwest Federal Financial, Baraboo, WI, and IMG have made meaningful contributions in their first full quarter. The two combined added $1 million in net income in the second quarter," said Meuleman.

     Continued growth in earning assets resulted in a 14 percent or $4.0 million increase in net interest income on a fully taxable equivalent basis. Earning assets increased 19 percent in the second quarter 1998 when compared to the second quarter 1997. This is attributed to a $374 million or 20 percent increase in average loans and a $221 million increase in investment securities. Mortgage prepayments reduced earnings by $600,000 pre-tax during the quarter, mostly in the investment leveraging portfolio. As a result, the net interest margin decreased 18 basis points to 3.49 percent when compared to the second quarter 1997. The core interest margin, excluding the investment leveraging program, was 4.21 percent for the second quarter 1998 compared to
4.26 percent in the second quarter of 1997.

     "Mortgage revenues were $2.6 million compared to $1.6 million in the same quarter last year. The increase is due to a 133% increase in mortgage originations resulting from favorable interest rates and the expansion of mortgage activities into Wisconsin. Loan originations were $100 million in the second quarter 1998 compared to $43 million in the second quarter of 1997.

     Trust and asset management revenues increased 55 percent to $6.0 million in the second quarter of 1998 compared to $3.9 million in the second quarter of 1997. Approximately half of the increase was due to the acquisition of IMG in February, which brought mutual fund administration revenues in-house.

     The Vintage Equity Fund received a five-star rating from Morningstar for the second quarter 1998. The Vintage Equity Fund has sustained a four or five-star rating from Morningstar for 10 consecutive quarters and was recently added to Charles Schwab's Mutual Fund OneSource, a no-load, no-transaction fee mutual fund distribution service.

     As of July 15, assets in the Vintage Equity Fund had increased 37 percent to $513 million and total Vintage Fund assets had increased 47 percent to nearly $1.2 billion compared to June 30, 1997.

     Total operating expenses for the second quarter of 1998 increased 12.6 percent to $27.9 million when compared to the second quarter of 1997. Most of the increase in non-interest expense is due to the acquisitions. Excluding the two acquisitions, non-interest expense would have increased only 2.6%. Although expenses increased, the 18.6 percent increase in revenues resulted in the efficiency ratio improving to 58.7 percent.

     REPORT ON ASSET QUALITY
     -----------------------
     The allowance for loan losses to total loans was 1.09 percent at June 30, 1998, compared to 1.08 percent at June 30, 1997. The allowance for loan losses to non-performing loans increased to 118 percent from 112 percent at June 30, 1997. Total non-performing assets at June 30, 1998 were $22.7 million, or .55 percent of total assets.

     Net charge-offs represented 14 basis points of average loans during the second quarter 1998 compared to 40 basis points in the second quarter 1997. This reflects the lower risk profile of the loan portfolio after the sale of the satellite dish receivables in January.

     AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with banking assets of over $4 billion and 11 banks operating in 68 locations in Illinois and Wisconsin. The company also has four financial services companies: AMCORE Investment Group, which provides trust and brokerage services, and through its wholly owned subsidiary, Investors Management Group, provides capital management, mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc. and AMCORE Insurance Group, Inc.

     This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the results of operations and businesses of AMCORE. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated, projected, forecasted or estimated in such forward-looking statements include, among others, the following possibilities: (i) heightened competition, including the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (ii) adverse state and federal legislation and regulation; (iii) failure to obtain new customers or retain existing customers; (iv) inability to carry out marketing and/or expansion plans; (v) loss of key executives; (vi) changes in interest rates, including effect of prepayment; (vii) general economic and business conditions which are less favorable than expected; (viii) unanticipated changes in industry trends; (ix) changes in Federal Reserve Board Monetary policies, (x) inability to realize cost savings anticipated with mergers or data processing outsourcing; and (xi) higher than expected costs or other difficulties associated with merger integration or data processing conversion.

     AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our newly redesigned website at http://www.AMCORE.com.

                            AMCORE FINANCIAL, INC.
                   CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: All prior year amounts have been restated to reflect the mergers with First National Bancorp, Inc. on April 18, 1997 and Country Bank Shares Corporation on July 16, 1997, and the three-for-two stock split effective September 17, 1997. These mergers were accounted for under the pooling of interests method. AMCORE Financial, Inc. (AFI) acquired Investors Management Group, Ltd. on February 17, 1998. AFI merged with Midwest Federal Financial Corp. on March 27, 1998. This transaction was accounted for as a pooling of interests, however, the size of the transaction does not require restatement of prior year amounts.


(IN THOUSANDS, EXCEPT SHARE DATA)
                                                              QUARTER ENDED JUNE 30,             SIX MONTHS ENDED JUNE 30,
                                                        ----------------------------------   ------------------------------------
                                                                                   PERCENT                                PERCENT
FINANCIAL HIGHLIGHTS                                      1998         1997         CHANGE     1998          1997          CHANGE
------------------------------------------------------------------------------------------   ------------------------------------
Net revenues, including security gains............      $45,116      $38,056         18.6%   $ 87,008      $ 77,325         12.5%
Net interest income - FTE.........................       33,717       29,710         13.5%     65,128        59,006         10.4%
Operating expenses................................       27,932       24,806         12.6%     55,341        50,772          9.0%
Net income from operations........................       11,236        8,476         32.6%     20,642        16,715         23.5%
Net income........................................       11,236        2,032        453.0%     17,335        10,271         68.8%
Basic earnings per share from operations..........         0.39         0.32         21.9%       0.74          0.62         19.4%
Basic earnings per share..........................         0.39         0.07        457.1%       0.62          0.38         63.2%
Diluted earnings per share from operations........         0.38         0.31         22.6%       0.72          0.61         18.0%
Diluted earnings per share........................         0.38         0.07        442.9%       0.61          0.38         60.5%
Cash dividends per share..........................         0.14         0.11         27.3%       0.26          0.21         23.8%
Book value per share..............................        10.94        10.00          9.4%


                                                      TRAILING TWELVE MONTHS ENDED JUNE 30,
                                                      -------------------------------------
                                                                                   PERCENT
FINANCIAL HIGHLIGHTS                                      1998         1997         CHANGE
-------------------------------------------------------------------------------------------
Net revenues, including security gains............      $169,826     $154,372        10.0%
Net interest income - FTE.........................       123,657      117,098         5.6%
Operating expenses................................       111,143      100,700        10.4%
Net income from operations........................        39,035       33,933        15.0%
Net income........................................        35,728       27,489        30.0%
Basic earnings per share from operations..........          1.46         1.23        18.7%
Basic earnings per share..........................          1.34         1.00        34.0%
Diluted earnings per share from operations........          1.36         1.22        11.5%
Diluted earnings per share........................          1.25         1.22         2.5%
Cash dividends per share..........................          0.50         0.40        25.0%
Book value per share..............................


                                                              QUARTER ENDED JUNE 30,              SIX MONTHS ENDED JUNE 30,
                                                        ----------------------------------   ------------------------------------
                                                                                   PERCENT                                PERCENT
KEY FINANCIAL RATIOS (A)                                  1998          1997        CHANGE     1998          1997          CHANGE
------------------------------------------------------------------------------------------   ------------------------------------
   Return on average assets.......................        1.11%         1.00%        0.11%       1.07%         1.00%        0.07%
   Return on average equity.......................       14.21%        13.09%        1.12%      13.67%        13.01%        0.66%
   Net interest margin (FTE)......................        3.49%         3.67%       -0.18%       3.52%         3.67%       -0.15%
   Core interest margin (FTE).....................        4.21%         4.26%       -0.05%       4.20%         4.27%       -0.07%
   Efficiency Ratio (FTE) ........................       58.66%        61.58%       -2.92%      60.18%        61.93%       -1.75%

(A) All 1998 ratios have been adjusted to exclude merger-related charges recorded in the first quarter.


INCOME STATEMENT
------------------------------------------------------------------------------------------   ------------------------------------
Interest income...................................      $74,520      $63,004         18.3%   $142,835      $124,039         15.2%
Interest expense..................................       43,302       35,523         21.9%     82,664        69,449         19.0%
                                                        ----------------------------------   ------------------------------------
   Net interest income............................       31,218       27,481         13.6%     60,171        54,590         10.2%
Provision for loan losses.........................        1,642        1,686         -2.6%      3,787         3,601          5.2%
Non-interest income:
   Trust and asset management income..............        5,993        3,863         55.1%     11,254         7,721         45.8%
   Service charges on deposits....................        2,185        2,019          8.2%      4,049         3,931          3.0%
   Mortgage revenues..............................        2,563        1,615         58.7%      5,322         2,281        133.3%
   Insurance revenues.............................          429          380         12.9%        884           800         10.5%
   Other..........................................        2,187        2,544        -14.0%      4,245         6,988        -39.3%
                                                        ----------------------------------   ------------------------------------
      Total non-interest income...................       13,357       10,421         28.2%     25,754        21,721         18.6%
Net security gains................................          541          154        251.3%      1,083         1,014          6.8%
Operating expenses:
   Personnel costs................................       16,106       14,000         15.0%     31,776        29,331          8.3%
   Net occupancy expense..........................        1,644        1,624          1.2%      3,357         3,312          1.4%
   Equipment expense..............................        1,978        2,093         -5.5%      3,799         4,141         -8.3%
   Professional fees..............................          740          790         -6.3%      1,635         1,847        -11.5%
   Amortization of intangible assets..............          685          549         24.8%      1,271         1,099         15.7%
   Other..........................................        6,779        5,750         17.9%     13,503        11,042         22.3%
                                                        ----------------------------------   ------------------------------------
      Total operating expenses....................       27,932       24,806         12.6%     55,341        50,772          9.0%
                                                        ----------------------------------   ------------------------------------
Income before income taxes........................       15,542       11,564         34.4%     27,880        22,952         21.5%
Income taxes......................................        4,306        3,088         39.4%      7,238         6,237         16.0%
                                                        ----------------------------------   ------------------------------------
NET INCOME FROM OPERATIONS........................      $11,236      $ 8,476         32.6%   $ 20,642      $ 16,715         23.5%
   Merger related charges, net of tax ............            0        3,845           N/M      3,307         3,845           N/M
   Information systems charge, net of tax ........            0        2,599           N/M          0         2,599           N/M
                                                        ----------------------------------   ------------------------------------
NET INCOME........................................      $11,236      $ 2,032        453.0%   $ 17,335      $ 10,271         68.8%
                                                        ==================================   ====================================


Average shares outstanding - basic (000)..........       29,047       26,833          8.3%     28,078        26,812          4.7%
Average shares outstanding - diluted (000)........       29,635       27,378          8.2%     28,608        27,342          4.6%


AMCORE FINANCIAL, INC.

                                                                          QUARTER ENDED JUNE 30,
                                                               ----------------------------------------------
(in thousands)                                                         1998                     1997
-----------------------------------------------------------    ----------------------------------------------
                                                  ENDING         AVERAGE      YIELD/      AVERAGE      YIELD/
                                                  BALANCE        BALANCE       RATE       BALANCE       RATE
-----------------------------------------------------------    ----------------------------------------------
ASSETS:
   Taxable securities.........................  $1,245,758     $1,242,205     6.69%     $1,080,217     6.69%
   Tax-exempt securities (FTE)................     346,000        341,110     7.89%        281,929     8.63%
   Other earning assets.......................       9,445          9,429     6.04%         10,347     4.86%
   Loans held for sale........................      27,583         27,996     9.60%         10,668     7.69%
   Loans, net of unearned income (FTE)........   2,251,823      2,209,606     8.73%      1,835,624     8.80%
                                                -----------    ---------------------------------------------
      Total Earning Assets (FTE)..............  $3,880,609     $3,830,346     8.02%     $3,218,785     8.08%
      Intangible assets.......................      18,694         19,061                   13,052
      Other non-earning assets................     239,468        200,887                  168,257
                                                -----------    ---------------------------------------------
      TOTAL ASSETS............................  $4,138,771     $4,050,294               $3,400,094
                                                ===========    =============================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits..................  $2,410,024     $2,398,492     4.91%     $2,056,650     4.76%
   Non-interest bearing deposits..............     344,865        325,671                  297,487
                                                -----------    ---------------------------------------------
      Total Deposits..........................  $2,754,889     $2,724,163               $2,354,137
                                                -----------    ---------------------------------------------
   Short-term borrowings......................     745,288        688,135     5.68%        603,966     5.77%
   Long-term borrowings.......................     267,007        267,211     6.08%        139,766     6.71%
                                                -----------    ---------------------------------------------
      Total Interest Bearing Liabilities......   3,422,319      3,353,838     5.16%      2,800,382     5.07%
      Other liabilities.......................      53,776         53,529                   42,516
                                                -----------    ---------------------------------------------
      Total Liabilities.......................  $3,820,960     $3,733,038               $3,140,385
      Stockholders' Equity....................     317,811        317,256                  259,709
                                                -----------    ---------------------------------------------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY....................  $4,138,771     $4,050,294               $3,400,094
                                                ===========    =============================================

                                                                         SIX MONTHS ENDED JUNE 30,
                                                               ----------------------------------------------
(in thousands)                                                         1998                     1997
-----------------------------------------------------------    ----------------------------------------------
                                                  ENDING         AVERAGE      YIELD/      AVERAGE      YIELD/
                                                  BALANCE        BALANCE       RATE       BALANCE       RATE
-----------------------------------------------------------    ----------------------------------------------
ASSETS:
   Taxable securities.........................  $1,245,758     $1,203,739     6.80%     $1,078,017     6.62%
   Tax-exempt securities (FTE)................     346,000        333,767     8.00%        273,368     8.79%
   Other earning assets.......................       9,445          9,817     5.63%         13,521     4.80%
   Loans held for sale........................      27,583         28,272     8.57%          9,898     7.01%
   Loans, net of unearned income (FTE)........   2,251,823      2,091,246     8.75%      1,815,902     8.78%
                                                -----------    ---------------------------------------------
      Total Earning Assets (FTE)..............  $3,880,609     $3,666,841     8.06%     $3,190,706     8.05%
      Intangible assets.......................      18,694         17,174                   13,344
      Other non-earning assets................     239,468        201,164                  170,157
                                                -----------    ---------------------------------------------
      TOTAL ASSETS............................  $4,138,771     $3,885,179               $3,374,207
                                                ===========    =============================================
LIABILITIES AND STOCKHOLDERS' EQUITY:
   Interest bearing deposits..................  $2,410,024     $2,310,297     4.93%     $2,041,187     4.74%
   Non-interest bearing deposits..............     344,865        320,996                  297,158
                                                -----------    ---------------------------------------------
      Total Deposits..........................  $2,754,889     $2,631,293               $2,338,345
                                                -----------    ---------------------------------------------
   Short-term borrowings......................     745,288        660,690     5.72%        609,271     5.69%
   Long-term borrowings.......................     267,007        236,024     6.17%        127,783     6.50%
                                                -----------    ---------------------------------------------
      Total Interest Bearing Liabilities......   3,422,319      3,207,011     5.18%      2,778,241     5.03%
      Other liabilities.......................      53,776         52,704                   39,753
                                                -----------    ---------------------------------------------
      Total Liabilities.......................  $3,820,960     $3,580,711               $3,115,152
      Stockholders' Equity....................     317,811        304,468                  259,055
                                                -----------    ---------------------------------------------
      TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY....................  $4,138,771     $3,885,179               $3,374,207
                                                ===========    =============================================

                                                ----------------------------------------------------------------
                                                                          QUARTER ENDED
                                                ----------------------------------------------------------------
                                                 JUNE 30,      JUNE 30,      PERCENT     DECEMBER 31,    PERCENT
ASSET QUALITY (IN THOUSANDS)                       1998          1997         CHANGE         1997         CHANGE
----------------------------------------------------------------------------------------------------------------
Ending allowance for loan losses.............      $24,588      $20,173         21.9%       $19,908        23.5%
Net charge-offs..............................          800        1,823        -56.1%         2,030       -60.6%
Net charge-offs to average loans (B).........         0.14%        0.40%       -0.26%          0.42%       -0.3%

Non-performing assets:
   Nonaccrual................................      $20,825      $17,678         17.8%       $19,491         6.8%
   Restructured..............................            0          413          N/M            377         N/M
                                                ----------------------------------------------------------------
      Non-performing loans...................       20,825       18,091         15.1%        19,868         4.8%
   Other real estate owned (OREO)............        1,880        1,192         57.7%         1,668        12.7%
                                                ----------------------------------------------------------------
      Total non-performing assets............      $22,705      $19,283         17.7%       $21,536         5.4%
                                                ----------------------------------------------------------------

Loans 90 days past due and still accruing....      $ 5,751       $6,033         -4.7%        $3,386        69.8%

(B) On an annualized basis.

KEY ASSET QUALITY RATIOS
----------------------------------------------------------------------------------------------------------------
   Allowance to ending loans.................         1.09%        1.08%        0.01%          1.01%       0.08%
   Allowance to non-performing loans...........     118.07%      111.51%        6.56%        100.20%      17.87%
   Non-performing loans to loans.............         0.92%        0.97%       -0.05%          1.01%      -0.09%
   Non-performing assets to loans & OREO.......       1.01%        1.03%       -0.02%          1.10%      -0.09%
   Non-performing assets to total assets......        0.55%        0.53%        0.02%          0.59%      -0.04%

CAPITAL ADEQUACY
----------------------------------------------------------------------------------------------------------------
  Total risk-based capital...................        14.08%       14.53%       -0.45%         14.38%      -0.30%
  Tier 1 risk-based capital..................        13.12%       13.60%       -0.48%         13.50%      -0.38%
  Leverage ratio.............................         8.28%        8.73%       -0.45%          8.31%      -0.03%


                                                -------------------------------------
                                                      SIX MONTHS ENDED JUNE 30,
                                                -------------------------------------
                                                                             PERCENT
ASSET QUALITY (IN THOUSANDS)                       1998          1997         CHANGE
-------------------------------------------------------------------------------------
Ending allowance for loan losses.............      $            $
Net charge-offs..............................        1,254        2,973        -57.8%
Net charge-offs to average loans (B).........         0.12%        0.33%        -0.2%

Non-performing assets:
   Nonaccrual................................
   Restructured..............................

      Non-performing loans...................
   Other real estate owned (OREO)............

      Total non-performing assets............


Loans 90 days past due and still accruing....

(B) On an annualized basis.

KEY ASSET QUALITY RATIOS
-------------------------------------------------------------------------------------
   Allowance to ending loans.................
   Allowance to non-performing loans...........
   Non-performing loans to loans.............
   Non-performing assets to loans & OREO.......
   Non-performing assets to total assets......

CAPITAL ADEQUACY
-------------------------------------------------------------------------------------
  Total risk-based capital...................
  Tier 1 risk-based capital..................
  Leverage ratio.............................
